Exhibit 99.7

Jim Moroney

4516 Wildwood Road

Dallas, Texas 75209

December 9, 2019

Dear Robert,

As we have discussed, I have decided to sell my direct holdings of A. H. Belo Corporation Series A and Series B Common Stock. In addition, in my role as trustee or manager of the Jim and Lynn Moroney Family Foundation, Moroney Family Belo, LLC, Moroney Venture Capital LP, and Moroney Preservation Limited, I have decided to sell the A. H. Belo shareholdings of these entities with the exception of the Series B shares of Moroney Preservation Limited for which my sister Molly has beneficial ownership. Molly’s shares will be distributed to her contemporaneously with the transactions described below.

You have made an offer to purchase all of the aforementioned shares at a cash price of $4.00 per share for the Series A shares and $5.00 per share for the Series B shares. By countersigning this letter, you agree to proceed with the purchases immediately and fund the purchases within three (3) business days of satisfactory instructions being provided by me to the Company’s general counsel and transfer agent, or to a broker representing me or one of the entities named above. I agree to pay any broker fees associated with this transaction and deliver the shares being sold unencumbered.

You and I are entering into these transactions based on the Recitals in Exhibit A, which I represent and warrant are true and correct.

The shares being sold to you are as follows:

James M. Moroney III

197,664	Series A Shares

76,145	Series B Shares

Barbara Bass Moroney

320	Series B Shares

Jim and Lynn Moroney Family Foundation

5,960	Series A Shares

Moroney Family Belo, LLC

954	Series A Shares

Moroney Venture Capital LP

160	Series B Shares

Moroney Preservation Limited

377,530	Series B Shares

The total number of Series A shares being sold is 204,578 and the total number of Series B shares is 454,155. The total cash consideration is $3,089,087.

In the event that within two (2) years from the date of these sales there is a transaction resulting in the sale or merger of A. H. Belo Corporation at a price in excess of $5.00 per share, you agree to pay the holders of the Series B shares listed above 85% of the difference between that transaction price and $5.00. The payment of this difference will be made within five (5) business days of the consummation of the sale or merger.

Yours sincerely,

/s/ Jim Moroney

Jim Moroney

AGREED AND ACCEPTED:

/s/ Robert W. Decherd	Dated:	12-9-19
Robert W. Decherd